Exhibit 99.77E

(a)	On September 30, 2013, Firsthand Technology Value Fund, Inc. (“Plaintiff”) filed a lawsuit in California Superior Court against the Company and one of its independent directors, Phillip Goldstein (“Co-Defendant” or “Goldstein”). Plaintiff alleged, among other things, intentional interference with contractual relations and unfair competition in violation of the California Business and Professions Code. Mr. Goldstein retired from the Company’s board of directors on March 13, 2014.
(b)	Plaintiff dismissed the Company from the above-referenced lawsuit on April 14, 2014 (and subsequently dismissed the Co-Defendant). The Company did not enter into any settlement with the Plaintiff in exchange for its dismissal.